Rule 424(b)(3)
Registration Statement
No. 333-108446

Xcel Energy Inc.

800 Nicollet Mall, Suite 3000

Minneapolis, Minnesota 55402-2023
(612) 330-5500

Dividend Reinvestment and Cash Payment Plan

Common Stock
($2.50 par value)

     This prospectus describes our Dividend Reinvestment and Cash Payment Plan (the “Plan”). The Plan provides a convenient and economical way for our shareholders to reinvest cash dividends and, through optional cash payments, to purchase our common stock, $2.50 par value per share. Each share of our common stock automatically includes an associated right to purchase common stock under the Stockholder Protection Rights Agreement that we entered into in December 2000. In this prospectus, every reference to our common stock is meant also to include the associated rights to purchase common stock.

     The agent for the Plan (the “Agent”) is The Bank of New York or any successor thereto appointed by us from time to time.

     Shares purchased under the Plan may be, at our option, newly issued shares, shares purchased on the open market by the Agent or any combination of the foregoing. The price at which shares of our common stock will be purchased directly from us will be the average of the high and low price per share paid on the last day on which our common stock was traded preceding the investment date as reported on the composite tape for New York Stock Exchange listed securities administered by the Consolidated Tape Association (see question 10 under “Description of the Plan” inside). The price at which shares of our common stock purchased by the Agent on the open market will be deemed to have been acquired will be the average price (including brokerage commission) of all shares purchased by the Agent for participants in the Plan on the relevant investment date.

     Please note that a service fee of $1.50 will be deducted from the optional cash amount invested.

     Participation in the Plan is entirely voluntary. Any shareholder who does not participate in the Plan will receive cash dividends, as declared, by check.

     If you are a registered holder of our common or preferred stock, you may participate in the Plan by completing a Plan enrollment authorization card, which may be obtained from the Agent. If you are a beneficial owner of shares held by a broker or other custodial institution for your account, you may participate in the Plan only if your broker has established procedures that permit its customers to participate in plans such as ours.

     This prospectus relates to 13,079,510 shares of our common stock registered for sale under the Plan and should be retained for future reference.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 of this prospectus.

     These Securities have not been approved or disapproved by the Securities and Exchange Commission or by any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 15, 2004

     No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered hereby or any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our company since the date hereof.

RISK FACTORS

     You should carefully consider the risks described below as well as any cautionary language or other information contained in this prospectus or incorporated by reference before participating in the Plan. The risks described in this section are those that we consider to be the most significant to your decision whether to participate in the Plan. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed.

Risks Related to Our Former Ownership of NRG

Recent and ongoing lawsuits relating to our former ownership of NRG Energy, Inc. (“NRG”) could impair our profitability and liquidity and could divert the attention of our management.

     On July 31, 2002, a lawsuit purporting to be a class action on behalf of purchasers of our common stock between January 31, 2001 and July 26, 2002, was filed in the U.S. District Court for the District of Minnesota. The complaint named us; Wayne H. Brunetti, chairman and chief executive officer; Edward J. McIntyre, former vice president and chief financial officer; and former chairman James J. Howard as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 related to allegedly false and misleading disclosures concerning various issues including but not limited to “round trip” energy trades; the nature, extent and seriousness of liquidity and credit difficulties at NRG; and the existence of cross-default provisions (with NRG credit agreements) in certain of our credit agreements. After filing the lawsuit, several additional lawsuits were filed with similar allegations, one of which added claims on behalf of a purported class of purchasers of two series of senior notes issued by NRG in January 2001. The cases have all been consolidated, and a consolidated amended complaint has been filed. The amended complaint charges false and misleading disclosures concerning “round trip” energy trades and the existence of provisions in our credit agreements for cross-defaults in the event of a default by NRG in one or more of NRG’s credit agreements; it adds as additional defendants Gary R. Johnson, general counsel; Richard C. Kelly, then president of Xcel Energy Enterprises; three former executive officers of NRG, David H. Peterson, Leonard A. Bluhm, and William T. Pieper; and a former independent director of NRG, Luella G. Goldberg; and it adds claims of false and misleading disclosures, also regarding “round trip” trades and the cross-default provisions, as well as the extent to which the “fortunes” of NRG were tied to Xcel Energy, especially in the event of a buyback of NRG’s publicly owned shares under Section 11 of the Securities Act, with respect to issuance of the senior notes by NRG. The amended complaint seeks compensatory and rescissionary damages, interest and an award of fees and expenses. On September 30, 2003, in response to the defendants’ motion to dismiss, the court issued an order dismissing the claims brought by purchasers of the NRG senior notes against defendants James Howard, Gary R. Johnson, Richard C. Kelly, David H. Peterson, Leonard A. Bluhm, William T. Pieper and Luella Goldberg. The court, however, denied the motion related to claims brought by our shareholders against us, James Howard, Wayne Brunetti and Edward McIntyre. Subsequently, following a pre-trial conference in December 2003, this matter was ordered to be ready for trial by February 1, 2006. Presently the parties are in the preliminary stages of discovery.

     On August 15, 2002, a shareholder derivative action was filed in the U.S. District Court for the District of Minnesota, purportedly on behalf of us, against the directors and certain present and former officers, citing essentially the same circumstances as the securities class actions described immediately preceding and asserting breach of fiduciary duty. This action has been consolidated for pre-trial purposes with the securities class actions and an amended complaint was filed. After the filing of this action, two additional derivative actions were filed in the state trial court for Hennepin County, Minnesota, against essentially the same defendants, focusing on allegedly wrongful energy trading activities and asserting breach of fiduciary duty for failure to establish adequate accounting controls, abuse of control and gross mismanagement. Considered collectively, the complaints seek compensatory damages, a return of compensation received, and awards of fees and expenses. In each of the cases, the defendants filed motions to dismiss the complaint or amended complaint for failure to make a proper pre-suit demand, or in the federal court case, to make any pre-suit demand at all, upon our board of directors. In an order dated January 6, 2004, the Minnesota district court judge granted the defendants’ motion to dismiss both of the state court actions. On April 6, 2004, the plaintiffs withdrew their previously filed appeal related to this decision. On July 12, 2004, the federal court issued an order granting the defendants’ motion to dismiss the federal court action. On August 11, 2004, the plaintiffs filed an appeal of the order granting defendants’ motion to dismiss.

     On September 23, 2002, and October 9, 2002, two essentially identical actions were filed in the U.S. District Court for the District of Colorado, purportedly on behalf of classes of employee participants in our and our predecessors’ 401(k) or employee stock ownership plans, from as early as September 23, 1999, forward. The complaints in the actions name as defendants us, our directors, certain former directors, James J. Howard and Giannantonio Ferrari, and certain former officers, Edward J. McIntyre and David E. Ripka. The complaints allege violations of the Employee Retirement Income Security Act in the form of breach of fiduciary duty in allowing or encouraging purchase, contribution and/or retention of our common stock in the plans and making misleading statements and omissions in that regard. The complaints seek injunctive relief, restitution, disgorgement and other remedial relief, interest and an award of fees and expenses. The defendants filed motions to dismiss the complaints. On March 10, 2004, the defendants’ motions to dismiss were granted in part and denied in part. The plaintiffs have made certain voluntary disclosure of information, and discovery is proceeding in conjunction with the securities litigation previously described. Upon motion of defendants, the cases have been transferred to the District of Minnesota for purposes of coordination with the securities class actions and shareholders derivative action pending there.

     The defense of these lawsuits may divert the attention of our management. In addition, if any one or a combination of these cases or other similar claims result in a substantial monetary judgment against us or are settled on unfavorable terms, our results of operations and liquidity could be materially adversely affected.

Risks Related to our Liquidity and Access to the Capital Markets

     In 2002, our credit ratings were lowered and could be further lowered in the future. If this were to occur, our access to capital would be negatively affected and the price of our common stock could decline.

     In 2002, our credit ratings and access to the capital markets were significantly and negatively affected, and may be further affected in the future. As of September 1, 2004, our senior unsecured debt was rated “BBB-” by Standard & Poor’s and “Baa1” by Moody’s. Standard & Poor’s short-term rating on our commercial paper is “A2.” Any downgrade of our debt securities could increase our cost of capital and impair our access to the capital markets. This could adversely affect our financial condition and results of operations.

     As of July 20, 2004, we had no commercial paper outstanding and had borrowings of approximately $48 million under our five-year credit facility, which matures in November 2005.

     Access to the capital markets on favorable terms will be impacted by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets.

     Our current ratings or those of our affiliates may not remain in effect for any given period of time and a rating may be lowered or withdrawn entirely by a rating agency. In particular, under the current rating methodology used by Standard & Poor’s, our ratings could be changed to reflect a change in credit ratings of any of our affiliates.

     We provide various guarantees and bond indemnities supporting some of our subsidiaries by guaranteeing the payment or performance by those subsidiaries of specified agreements or transactions. Our exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of our guarantees limit our exposure to a maximum amount that is stated in the guarantees. As of June 30, 2004, we had guarantees outstanding with a maximum stated amount of approximately $68 million, and actual aggregate exposure of approximately $1 million, which amounts will vary over time. We have provided indemnities to sureties in respect of bonds for the benefit of our subsidiaries. The total amount of bonds with this indemnity outstanding as of June 30, 2004 was approximately $108 million.

     If either Standard & Poor’s or Moody’s were to downgrade our credit rating below investment grade, we may be required to provide credit enhancement in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures. If both Standard & Poor’s and Moody’s were to downgrade our debt securities below investment grade, it would restrict our ability to issue long-term debt securities. See “— We are subject to regulatory restrictions on accessing capital.”

     Any such downgrading of our ratings would increase our cost of capital, impair our access to the capital markets and adversely affect our liquidity position.

     A reduction in our access to sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

     Historically, we have relied on bank lines of credit, the commercial paper market and dividends from our regulated utility subsidiaries to meet our cash requirements, including dividend payments to our shareholders, and the short-term liquidity requirements of our business.

     An inability to obtain bank financing on favorable terms could limit our ability to contribute equity or make loans to our subsidiaries, including our regulated utilities, and may cause us and our subsidiaries to seek alternative sources of funds to meet cash needs.

     Access to the capital markets and our cost of capital will be affected by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments may be adversely affected.

     Our utility subsidiaries also rely on accessing the capital markets to support their capital expenditure programs and other capital requirements to maintain and build their utility infrastructure and comply with future requirements such as installing emission-control equipment. If our utility subsidiaries are unable to access the capital markets on favorable terms, our subsidiaries’ ability to fund operations and required capital expenditures and other investments may be adversely affected.

     We must rely on cash from our subsidiaries to make dividend payments.

     We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow, our ability to service our indebtedness and to pay dividends, depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to our obligations or to make any funds available for that purpose or for dividends on our common stock, whether by dividends or otherwise. In addition, each subsidiary’s ability to pay dividends to us depends on any statutory and/or contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of working capital and other assets.

     Our utility subsidiaries are regulated by various state utility commissions which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of our utility subsidiaries to pay dividends to us, it could adversely affect our ability to pay dividends on our common stock and preferred stock or otherwise meet our financial obligations.

     We are subject to regulatory restrictions on accessing capital and paying dividends.

     We are a public utility holding company registered with the SEC under the Public Utility Holding Company Act of 1935 (“PUHCA”). PUHCA contains limitations on the ability of registered holding companies and certain of their subsidiaries to issue securities. Such registered holding companies and subsidiaries may not issue securities unless authorized by an exemptive rule or order of the SEC. The amount of dividends that we can pay also is limited by PUHCA, in that unless there is an order from the SEC, we may declare and pay dividends only out of retained earnings.

     Because the exemptions available to us to issue securities are limited, we sought and received financing authority from the SEC under PUHCA for various financing arrangements. Our financing authority permits us, subject to satisfaction of certain conditions, to issue through June 30, 2005 up to $2.5 billion of common stock and long-term debt and $1.5 billion of short-term debt at the holding company level.

     One of the conditions of our financing order is that our ratio of common equity to total capitalization, on a consolidated basis, be at least 30 percent. During 2002 and 2003, we were required to record significant asset impairment losses from sales or divestitures of NRG assets and businesses, from NRG’s canceling or deferring the funding of certain projects under construction, and from NRG’s deciding not to contribute additional funds to certain projects already operating. As a result, our common equity ratio fell below 30 percent and our retained earnings were eliminated. As of June 30, 2004, our common equity ratio was approximately 44 percent.

     If our common equity ratio falls below the 30 percent level, and we are unable to obtain additional relief from the SEC, we may not be able to issue securities (except that we could issue common stock even if our equity ratio is below 30 percent), which could have a material adverse effect on our ability to meet our capital and other needs.

     Another condition of our financing order is that (a) if the security to be issued is rated, it is rated investment grade by at least one nationally recognized rating agency and (b) all our outstanding securities (except our preferred stock) that are rated must be rated investment grade by at least one nationally recognized rating agency. As of September 1, 2004, our senior unsecured debt was rated “BBB-” by Standard & Poor’s and “Baa1” by Moody’s, which is investment grade.

     PUHCA requires that retained earnings be at least equal to the proposed dividend payment or that we receive a waiver of that requirement from the SEC. As a result of additional write-downs at NRG, our retained earnings were a deficit of approximately $245 million on June 30, 2003, which resulted in a delay in payment of normal dividends. The delayed dividends were subsequently declared and paid during 2003. As of June 30, 2004, our retained earnings were approximately $445 million.

     For additional information regarding our liquidity and capital resources, and the effect that the reductions in our credit ratings have had on our access to capital, see “Management’s Discussion and Analysis” in our Annual Report on Form 10-K for the year ended December 31, 2003 and in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, which are incorporated herein by reference.

Risks Associated with Our Business

     Our profitability depends in part on the ability of our utility subsidiaries to recover their costs from their customers and there may be changes in circumstances or in the regulatory environment that impair the ability of our utility subsidiaries to recover costs from their customers.

     We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where our utility subsidiaries operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers.

     The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. As a result of the energy crisis in California and the financial troubles at a number of energy companies, including the financial circumstances surrounding NRG, the regulatory environments in which we operate have received an increased amount of public attention. In addition, in light of the credit and liquidity events regarding NRG and its eventual bankruptcy filing, we face enhanced scrutiny from our state regulators. Although we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. We have assured our regulators that our ratepayers will not be harmed as a result of the bankruptcy of NRG. The state utility commissions also may seek to impose restrictions on the ability of our utility subsidiaries to pay dividends to us. If successful, this could materially and adversely affect our ability to meet our financial obligations, including our ability to pay dividends on our common stock and preferred stock.

     In August 2002, the Minnesota Public Utilities Commission (“MPUC”) asked for information related to the impact of NRG’s financial circumstances on NSP-Minnesota. In an order dated October 22, 2002, the MPUC required NSP-Minnesota to report specified financial information and work with interested parties on various issues to ensure its commitments are fulfilled. The October 22, 2002 order references NSP-Minnesota’s commitment (made at the time of our merger with New Century Energies, Inc. in August 2000) to not seek an electric base rate increase until 2006 unless certain exceptions are met. In addition, among other requirements, the order imposes restrictions on NSP-Minnesota’s ability to encumber utility property, provide intercompany loans and the method by which it can calculate its cost of capital in present and future filings before the MPUC.

     The Public Service Commission of the State of Wisconsin (“PSCW”) and the Public Utilities Commission of the State of Colorado (“CPUC”) also asked for information related to the impact of NRG’s financial circumstances on NSP-Wisconsin and PSCo, respectively. The PSCW has stated that it does not intend to open an investigation in the matter. The CPUC has opened a docket to consider whether PSCo’s cost of debt has been adversely affected by the financial difficulties at NRG and, if so, whether any adjustments to PSCo’s cost of capital should be made in connection with its 2002 annual electric department earnings test.

     The events relating to NRG could also negatively impact the positions taken by the state regulatory commissions in pending and future rate proceedings, which could result in reduced recovery of our costs.

     As discussed above, our system also is subject to the jurisdiction of the SEC under PUHCA, which imposes a number of restrictions on the operations of registered holding company systems. These restrictions include, subject to certain exceptions, a requirement that the SEC approve securities issuances, payments of dividends out of capital or unearned surplus, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like us to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

     The FERC has jurisdiction over wholesale rates for electric transmission service and electric energy sold at wholesale in interstate commerce, hydro facility licensing and certain other activities of our utility subsidiaries. Federal, state and local agencies also have jurisdiction over many of our other activities, including regulation or retail rates and environmental matters.

     We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations and hence could materially and adversely affect our ability to meet our financial obligations.

     We are subject to environmental laws and regulations which could be difficult and costly to comply with.

     We are subject to a number of environmental laws and regulations affecting many aspects of our past, present and future operations, including air emissions, water quality, wastewater discharges, and the management of wastes and hazardous substances. These laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Environmental laws and regulations can also require us to perform environmental remediations, including remediations of properties formerly used to manufacture gas, and to install pollution control equipment at our facilities. Both public officials and private individuals may seek to enforce the applicable environmental laws and regulations against us. We are currently involved in the remediation of several manufactured gas plant sites, some of which may result in significant costs to us. In addition, we cannot assure you that existing environmental laws or regulations will not be revised or that new laws or regulations seeking to protect the environment will not be adopted or become applicable to us or that we will not identify in the future conditions that will result in obligations or liabilities under existing environmental laws and regulations. Revised or additional laws or regulations which result in increased compliance costs or additional operating restrictions, or currently unanticipated costs or restrictions under existing laws or regulations, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

     We are subject to commodity price risk, credit risk and other risks associated with energy markets.

     We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into physical and financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, physical and financial derivative instrument contracts do not completely eliminate risks, including commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

     Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

     We mark our energy trading portfolio to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Quoted market prices are utilized in determining the value of electric energy, natural gas and related derivative commodity instruments. For longer-term positions, which are limited to a maximum of eighteen months, and certain short-term positions for which market prices are not available, we utilize models based on forward price curves. These models incorporate estimates and assumptions as to a variety of factors such as pricing relationships between various energy commodities and geographic locations. Actual experience can vary significantly from these estimates and assumptions.

     We may be subject to enhanced scrutiny and potential liabilities as a result of our trading operations.

     A number of parties purchasing energy in markets operated by the California Independent System Operator (“California ISO”) or the California Power Exchange have asserted prices paid for such energy were unjust and unreasonable and that refunds should be made in connection with sales in those markets for the period October 2, 2000 through June 20, 2001. PSCo supplied energy to these markets during this period and has been an active participant in the proceedings. Because of the low volume of sales that PSCo had into California, PSCo’s exposure is estimated at approximately $1.2 million to $15 million, depending on the refund effective date, which is offset by amounts owed by the California ISO to PSCo in excess of that amount. The proceeding is still pending at FERC to address the refund level.

     On June 25, 2003, the FERC issued two show cause orders addressing alleged improper market behavior in the California electricity markets. In the first show cause order, the FERC found that 24 entities may have worked in concert through partnerships, alliances or other arrangements to engage in activities that constitute gaming and/or anomalous market behavior. The FERC initiated proceedings against these 24 entities requiring that they show cause why their behavior did not constitute gaming and/or anomalous market behavior. PSCo was not named in this order. In a second show cause order, the FERC indicated that various California parties, including the California ISO, have alleged that 43 entities individually engaged in one or more of seven specific types of practices that the FERC has identified as constituting gaming or anomalous market behavior within the meaning of the California ISO and California Power Exchange tariffs. PSCo was listed in an attachment to that show cause order as having been alleged to have engaged in one of the seven identified practices, namely circular scheduling. Subsequent to the show cause order, PSCo provided information to the FERC staff showing PSCo did not engage in circular scheduling. Subsequently, certain California parties requested that the FERC make PSCo subject to the first show cause proceeding addressing partnerships and expand the scope of the second show cause order addressing gaming and/or anomalous market behavior to have PSCo address an allegation that it engaged in another of the specified activities, namely “load shift.”

     On August 29, 2003, the FERC trial staff filed a motion to dismiss PSCo from the show cause proceeding. On January 22, 2004, the FERC granted its trial staff’s motions to dismiss certain parties, including PSCo, from the show cause proceedings addressing the use of gaming or anomalous market behavior. The FERC also rejected requests to expand the scope of the show cause proceedings. On February 23, 2004, certain California parties sought rehearing of the FERC’s orders.

     In July 2001, the FERC ordered a preliminary hearing to determine whether there may have been unjust and unreasonable charges for spot market bilateral sales in the Pacific Northwest for the period December 25, 2000 through June 20, 2001. PSCo supplied energy to the Pacific Northwest markets during this period and has been an active participant in the hearings. In September 2001, the presiding administrative law judge concluded that prices in the Pacific Northwest during the referenced period were the result of a number of factors, including the shortage of supply, excess demand, drought and increased natural gas prices. Under these circumstances the administrative law judge concluded that the prices in the Pacific Northwest markets were not unreasonable or unjust and no refunds should be ordered. Subsequent to the ruling the FERC has allowed the parties to request additional evidence regarding the use of certain strategies and how they may have impacted the markets in the Pacific Northwest markets. For the referenced period parties have claimed the total amount of transactions with PSCo subject to refund are $34 million. On June 25, 2003, the FERC issued an order terminating the proceeding without ordering further proceedings. On November 10, 2003, in response to requests for rehearing, the FERC reaffirmed this ruling to terminate the proceeding without refunds. Certain purchasers have filed appeals of the FERC’s orders in this proceeding.

     Pursuant to a formal order of investigation, on June 26, 2002, the SEC issued a subpoena to us requesting all documents concerning any so-called “round trip trades” with Reliant Resources, Inc. Pursuant to a another formal order of investigation, on October 3, 2002, the SEC issued a subpoena to us calling for additional information concerning certain energy trades between us on the one hand and Duke Energy Corporation and Mirant Corporation on the other, involving the same product, quantity and price executed on the same day. We have produced documents and have cooperated in these investigations, but cannot predict the outcome of any investigation.

     If it were to be determined that we acted improperly in connection with these trading activities, we could be subject to a range of potential sanctions, including civil penalties and loss of market-based trading authority.

     In addition, a number of actions have been filed in state and federal courts relating to power sales in California and other Western markets from May 2000 through June 2001. Although we and PSCo have not been named in the California litigation, it is possible that we could be brought into the pending litigation, or named in future proceedings. There are also actions pending at FERC regarding these and similar issues. We cannot assure you that we will not have to pay refunds or other damages as a result of these proceedings. Any such refunds or damages could have an adverse effect on our financial condition and results of operations.

     In 2002 and 2003, the Commodity Futures Trading Commission (“CFTC”) issued broad subpoenas to us on behalf of our affiliates, including PSCo and NRG, calling for production, among other things, of “documents related to natural gas and electricity trading,” as well as documents concerning the reporting of energy transactions to industry publications. The CFTC also requested testimony from current and former employees and executives concerning the reporting of energy transactions. We produced documents and other materials, including documents identifying instances where our e prime subsidiary reported natural gas transactions to an industry publication in a manner inconsistent with the publication’s instructions. We determined that several e prime employees reported inaccurate trading information to an industry publication and may have reported inaccurate trading information to other industry publications. e prime ceased reporting to publications in 2002.

     In January 2004, we and e prime reached a settlement agreement with the CFTC with respect to the allegations that e prime submitted inaccurate information to industry publications. Without admitting or denying the CFTC’s findings, e prime agreed to pay $16 million to settle the matter. The CFTC order resolving the matter recognized our cooperation in the CFTC’s investigation. We pledged to continue cooperating with the CFTC.

     In November 2003 and February 2004, purported class action complaints were filed against e prime and several other defendants on behalf of a purported class of large wholesale gas purchasers and on behalf of a class who purchased or sold one or more New York Mercantile Exchange natural gas futures and/or options contracts, respectively. The complaints allege that the defendants manipulated the price of natural gas futures and options and/or the price of natural gas underlying those contracts in violation of law, including the Commodities Exchange Act. We intend to vigorously defend these lawsuits.

     We have been sued by several parties, including the attorneys general of eight states and New York City, who are seeking to force reductions in our carbon dioxide emissions.

     On July 21, 2004, the attorneys general of eight states and New York City, as well as several environmental groups, filed lawsuits in federal district court in New York against five utilities, including us, to force reductions in carbon dioxide (“CO2”) emissions. CO2 is emitted whenever fossil fuel is combusted, such as in automobiles, industrial operations and coal- or gas-fired power plants. The lawsuits allege that CO2 emitted by each company is a public nuisance as defined under state and federal common law because it has contributed to global warming. The lawsuits do not demand monetary damages. Instead, the lawsuits ask the court to order each utility to cap and reduce its CO2 emissions. We are prepared to defend ourselves against the claims contained in the lawsuits. The ultimate financial impact of these lawsuits, if any, is not determinable at this time.

     We received a Notice of Violation from the United States Environmental Protection Agency (the “EPA”) alleging violations of the New Source Review requirements of the Clean Air Act at two of our stations in Colorado and we continue to respond to information requests related to several of our plants in Minnesota. The ultimate financial impact to us is uncertain at this time.

     On November 3, 1999, the United States Department of Justice filed suit against a number of electric utilities for alleged violations of the Clean Air Act’s New Source Review (“NSR”) requirements related to alleged modifications of electric generating stations located in the South and Midwest. Subsequently, the EPA also issued requests for information pursuant to the Clean Air Act to numerous other electric utilities, including us, seeking to determine whether these utilities engaged in activities that may have been in violation of the NSR requirements.

     On July 1, 2002, we received a Notice of Violation (“NOV”) from the EPA alleging violations of the NSR requirements at PSCo’s Comanche and Pawnee Stations in Colorado. The NOV specifically alleges that various maintenance, repair and replacement projects undertaken at the plants in the mid- to late-1990s were non-routine “major modifications” and should have required a permit under the NSR process. We believe we acted in full compliance with the Clean Air Act and NSR process. We believe that the projects identified in the NOV fit within the routine maintenance, repair and replacement exemption contained within the NSR regulations or are otherwise not subject to the NSR requirements. We also believe that the projects would be expressly authorized under the EPA’s NSR equipment-replacement rulemaking promulgated in October 2003. On December 24, 2003, the U.S. Court of Appeals for the District of Columbia stayed this rule while it considers challenges to it. We disagree with the assertions contained in the NOV and intend to vigorously defend our position. As required by the Clean Air Act, the EPA met with us in a conference in September 2002 to discuss the NOV.

     If the EPA is successful in any subsequent litigation regarding the issues set forth in the NOV or any matter arising as a result of its information requests, it could require PSCo to install additional emission control equipment at the facilities and pay civil penalties. Civil penalties are limited to not more than $25,000 to $27,500 per day for each violation, commencing from the date the violation began. The ultimate financial impact to us is not determinable at this time.

     The EPA also issued requests for information pursuant to the Clean Air Act to our subsidiary NSP-Minnesota. In 2001, NSP-Minnesota responded to the EPA’s initial information requests related to its plants in Minnesota. On May 22, 2002, the EPA issued a follow-up information request to NSP-Minnesota seeking additional information regarding NSR compliance at its plants in Minnesota. NSP-Minnesota has completed its response to the follow-up information request. NSP-Minnesota believes that it acted in full compliance with the Clean Air Act and the NSR requirements. However, if the EPA disagrees and NSP-Minnesota is unsuccessful in resolving any issues, it may be required to install additional emission control equipment at the facilities at significant cost and pay civil penalties, which could have a material adverse effect on our financial condition and results of operations.

     Our subsidiary, PSCo, has received a notice from the Internal Revenue Service (the “IRS”) proposing to disallow certain interest expense deductions that PSCo claimed in 1993 through 1997. Should the IRS ultimately prevail on this issue, our liquidity position and financial results could be materially adversely affected.

     PSCo’s wholly owned subsidiary PSR Investments, Inc. (PSRI) owns and manages permanent life insurance policies on some of PSCo’s employees, known as corporate-owned life insurance (“COLI”). At various times, borrowings have been made against the cash values of these COLI policies and deductions taken on the interest expense on these borrowings. The IRS has challenged the deductibility of such interest expense deductions and has disallowed the deductions taken in tax years 1993 through 1999.

     After consultation with tax counsel, we contend that the IRS determination is not supported by relevant tax law. Based upon this assessment, we continue to believe that the tax deduction of interest expense on the COLI policy loans is in full compliance with the law. Accordingly, PSRI has not recorded any provision for income tax or related interest or penalties that may be imposed by the IRS and has continued to take deductions for interest expense related to policy loans on its income tax returns for subsequent years.

     In April 2004, we filed a lawsuit in U.S. District Court for the District of Minnesota against the IRS to establish our entitlement to deduct policy loan interest. The litigation could require several years to reach final resolution. Although the ultimate resolution of this matter is uncertain, it could have a material adverse effect on our financial position and results of operations. Defense of our position may require significant cash outlays, which may or may not be recoverable in a court proceeding.

The total disallowance of interest expense deductions for the period of 1993 through 1999, as proposed by the IRS, is approximately $279 million. Additional interest expense deductions for the period 2000 through 2003 are estimated to total approximately $300 million. Should the IRS ultimately prevail on this issue, tax and interest payable through December 31, 2003, would reduce earnings by an estimated $254 million after tax. At June 30, 2004, we estimate that our annual earnings for 2004 would be reduced by an estimated $35 million, after tax, if COLI interest expense deductions were no longer available.

     Our subsidiary, NSP-Minnesota, is subject to the risks of nuclear generation.

     NSP-Minnesota’s two nuclear stations, Prairie Island and Monticello, subject it to the risks of nuclear generation, which include:

• the risks associated with storage, handling and disposal of radioactive materials and the current lack of a long-term disposal solution for radioactive materials;

• limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

• uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The Nuclear Regulatory Commission (“NRC”) has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at NSP-Minnesota’s nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase NSP-Minnesota’s compliance costs and impact the results of operations of its facilities.

     Recession, acts of war or terrorism could negatively impact our business.

     The consequences of a prolonged recession and adverse market conditions may include the continued uncertainty of energy prices and the capital and commodity markets. We cannot predict the impact of any continued economic slowdown or fluctuating energy prices. However, such impact could have a material adverse effect on our financial condition and results of operations.

     Also, because our generation and transmission systems are part of an interconnected regional grid, we face the risk of possible loss of business due to a disruption or black-out caused by an event (severe storm, generator or transmission facility outage) on a neighboring system or the actions of a neighboring utility, similar to the August 14, 2003 black-out in portions of the eastern U.S. and Canada. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair assets, which could have a material adverse impact on our financial condition and results of operation.

     The conflict in Iraq and any other military strikes or sustained military campaign may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of fuel supplies and markets, particularly with respect to gas and energy. The possibility that infrastructure facilities, such as electric generation, transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of war may affect our operations. War and the possibility of further war may have an adverse impact on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Instability in the financial markets as a result of war may also affect our ability to raise capital and to pay dividends.

     Further, like other operators of major industrial facilities, our generation plants, fuel storage facilities and transmission and distribution facilities may be targets of terrorist activities that could result in disruption of our ability to produce or distribute some portion of our energy products. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair and insure our assets, which could have a material adverse impact on our financial condition and results of operation.

     Increased competition resulting from restructuring efforts could have a significant financial impact on us and our utility subsidiaries and consequently decrease our revenue.

     Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The restructuring may have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices our utility subsidiaries charge for electricity and gas and the quality and reliability of their service currently place them in a position to compete effectively in the energy market.

     For additional information regarding the regulatory environment in which we operate and certain other matters regarding our business discussed above, see Notes 1, 17, 18, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2003 and Notes 5 and 6 to our Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2004.

     Our operating results may fluctuate on a seasonal and quarterly basis and con be adversely affected by milder weather.

     Our electric and gas utility businesses are seasonal businesses and weather patterns can have a material impact on our operating performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. We expect that unusually mild winters and summers would have an adverse effect on our financial condition and results of operations.

XCEL ENERGY INC.

     We are a public utility holding company with five utility subsidiaries: (i) Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”), which serves approximately 1.3 million electric customers and approximately 440,000 gas customers in Minnesota, North Dakota and South Dakota; (ii) Public Service Company of Colorado, a Colorado corporation (“PSCo”), which serves approximately 1.3 million electric customers and approximately 1.2 million gas customers in Colorado; (iii) Southwestern Public Service Company, a New Mexico corporation (“SPS”), which serves approximately 395,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas; (iv) Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”), which serves approximately 235,000 electric customers and approximately 95,000 gas customers in northern Wisconsin and Michigan; and (v) Cheyenne Light, Fuel and Power Company, a Wyoming corporation, which serves approximately 38,000 electric customers and approximately 31,000 gas customers in and around Cheyenne, Wyoming; and which is in the process of being sold pending regulatory approval. On January 13, 2004, we announced that we had entered into an agreement with Black Hills Corp. for the sale of Cheyenne Light, Fuel and Power Company. Our regulated businesses also include WestGas InterState Inc., an interstate natural gas pipeline company.

     Our nonregulated subsidiaries include Utility Engineering Corp. (engineering, construction and design); Seren Innovations, Inc. (broadband telecommunications services); Planergy International, Inc. (energy management solutions); and Eloigne Co. (investments in rental housing projects that qualify for low-income housing tax credits). During 2003, our board of directors approved management’s plan to exit certain business conducted by the nonregulated subsidiaries Xcel Energy International Inc. (an international independent power producer, primarily in Argentina) and e prime inc. (a natural gas marketing and trading company). Also during 2003, Planergy closed a majority of its business operations with the remaining operating units sold in December 2003 and January 2004.

     During 2003, we also divested our ownership interest in NRG Energy, Inc. (“NRG”), an independent power producer. On May 14, 2003, NRG and certain of its affiliates filed voluntary petitions in the U. S. Bankruptcy Court for the Southern District of New York for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. On December 5, 2003, NRG completed its reorganization and emerged from bankruptcy. As a result of the reorganization, we relinquished our ownership interest in NRG and made payments of $752 million to NRG in early 2004. At December 31, 2003, Xcel Energy reports NRG’s financial activity as a component of discontinued operations.

     We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. We are a registered holding company under PUHCA.

     Our principal executive offices are located at 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, and our telephone number at that location is (612) 330-5500.

DESCRIPTION OF THE PLAN

     The following, in question and answer form, sets forth the provisions of the Plan effective as of the date of this prospectus.

PURPOSE

1.	WHAT IS THE PURPOSE OF THE PLAN?

     The purpose of the Plan is to provide our own common and preferred shareholders with a convenient and economical method of purchasing our common stock. Once enrolled in the Plan, shareholders (the “Participants”) may reinvest cash dividends and, through optional cash payments, purchase additional shares of common stock at regular intervals. Although we expect the Plan to appeal to many shareholders, it is entirely optional. Each shareholder who desires to participate must make an election in the manner set out herein unless he or she is already a Participant in the Plan. (See Question 5.)

ADVANTAGES

2.	WHAT ARE THE ADVANTAGES OF THE PLAN?

     Participants in the Plan may:

     a. have cash dividends on all or part of the shares of our common stock or preferred stock registered in their names automatically reinvested in our common stock and also invest optional cash payments in our common stock; or

     b. continue to receive cash dividends on shares registered in their names and invest in our common stock by making optional cash payments of not less than $50 per payment nor more than $100,000 per calendar year.

     Participants will pay a service fee of $1.50 for optional cash purchases under the Plan. The service fee will be deducted from the amount of the optional cash payment prior to the purchase of shares of our common stock. In addition, if the shares are being purchased on the open market, participants will also pay a brokerage commission of $.05 per share. However, because the Agent will be making purchases on behalf of all Participants it is expected that the amount of commissions actually paid by a Participant would be minimal compared to that paid by a shareholder who invests on his or her own outside of the Plan. In the event shares are purchased in the open market, the share price will be adjusted to reflect the shareholder-paid commission.

     Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be purchased for Participants’ accounts. Dividends on such fractions, as well as on full shares, will be used to purchase additional shares for the Participants’ accounts. The Plan includes a safekeeping service which permits Participants to deposit all of their common stock certificates with the Agent, thereby reducing shareholders’ risk of loss of physical certificates and making it convenient for shareholders to hold all shares of our common stock in one account. In addition, regular account statements will provide Participants with a record of each transaction.

ADMINISTRATION

3.	WHO ADMINISTERS THE PLAN FOR PARTICIPANTS?

     By participating in the Plan, each Participant designates The Bank of New York (or a successor thereto) as his or her Agent under the Plan. The Bank of New York will administer the Plan, purchase shares of our common stock as Agent for Participants in the Plan, serve as custodian for shares on deposit in the Plan, keep records, send statements of account to Participants and perform other duties relating to the Plan. Shares of our common stock purchased under the Plan will be registered in the name of the Agent (or its nominee) and held by the Agent for each Participant in the Plan.

     Participants may contact the Agent at 1-877-778-6786 between the hours of 8:00 A.M. and 8:00 P.M. Eastern Time, Monday through Friday. The interactive voice response is available 24 hours a day, 7 days per week. Should you want to contact the Agent in writing, please send your inquiry to one of the following addresses:

     For general inquiries regarding the Plan:

The Bank of New York
Church Street Station
P.O. Box 11258
New York, New York 10286-1258

     Please include in your letter a telephone number where you may be reached during business hours.

     For optional cash investments, sales, transfers, deposits or withdrawals, mail the tear-off portion of your transaction advice or account statement to:

The Bank of New York
Investment Services Department/ Xcel
P.O. Box 1958
Newark, New Jersey 07101-9774

or, you may call 1-877-778-6786, the Agent’s toll-free number, with your instructions or visit their website at www.stockbny.com

     To access this site you must first request a Personal Identification Number (PIN).

Log onto www.stockbny.com
Click on “Account Access”
Click on “First Time User”
Follow instructions to request a PIN

     A temporary PIN will be mailed to your registered address. When you receive this PIN, log into the website, then proceed to “Shareholder Login for Established PINS.” You will be prompted to change your temporary PIN. You can then begin to access the features of this site. Please keep your new PIN in a safe place for future account access.

PARTICIPATION

4.	WHO IS ELIGIBLE TO PARTICIPATE?

     The Plan is available to our shareholders. Shareholders who wish to participate must be holders of record of our common stock or preferred stock (“Eligible Shareholders”). A shareholder can elect to participate only with respect to shares registered in his or her own name. If you are a beneficial owner of shares held by a broker or other custodial institution for your account, you may participate in the Plan only if your broker has established procedures that permit its customers to participate in Plans such as this one. We reserve the right to deny, modify, suspend or terminate participation by any person or entity. (See Question 29).

5.	HOW DOES AN ELIGIBLE SHAREHOLDER JOIN THE PLAN?

     In order to join the Plan, an Eligible Shareholder must properly complete an enrollment authorization card (the “Enrollment Authorization Card”) and return it to the Agent.

     An Enrollment Authorization Card may be obtained at any time by contacting the Agent at 1-877-778-6786 or by visiting their website at www.stockbny.com and downloading the card.

     An Eligible Shareholder may choose to participate in the dividend reinvestment portion of the Plan to the extent of all or part of the shares of our common stock registered in his or her name and he or she also may make optional cash payments. Alternatively, an Eligible Shareholder may choose to participate in the optional cash payment portion only, and continue to receive cash dividends on shares registered in his or her name. Dividends on shares purchased through the optional cash payments portion of the Plan will be automatically reinvested under the Plan.

6.	WHAT DOES THE ENROLLMENT AUTHORIZATION CARD PROVIDE?

     The Enrollment Authorization Card allows you to indicate how you wish to participate in the Plan.

     Participants must indicate whether dividends should be fully or partially reinvested and whether any additional optional cash payments are to be made. Participants may choose one of the following three options:

     1) FULL DIVIDEND REINVESTMENT: Dividends on all shares of our common stock and preferred stock registered in a Participant’s name will be reinvested in additional shares of our common stock and a Participant will also be entitled to invest optional cash payments in additional shares.

     2) PARTIAL DIVIDEND REINVESTMENT: By designating the number of shares on which dividends will be reinvested, a Participant can cause the dividends on the designated shares to be reinvested in our common stock and will also be entitled to invest optional cash payments in additional shares.

     3) OPTIONAL CASH PAYMENTS ONLY: Dividends on shares registered in a Participant’s name will be paid in cash and will not be reinvested. A Participant may send optional cash payments (in an amount not less than $50) to the Agent which will be invested in additional shares. The amount of optional cash payments which may be made by a Participant may not exceed $100,000 per calendar year. Dividends on all shares purchased with optional cash payments and credited to a Participant’s account under this aspect of the Plan will, however, be reinvested in additional shares unless and until a Participant requests that the purchased shares be registered in his or her name. (See Questions 12 and 18.)

     Shareholders who do not participate in the Plan will receive cash dividends, as declared.

7.	WHEN MAY AN ELIGIBLE SHAREHOLDER JOIN THE PLAN?

     An Eligible Shareholder may join the Plan at any time. If an Enrollment Authorization Card specifying “Full Dividend Reinvestment” or “Partial Dividend Reinvestment” is properly completed and received by the Agent in sufficient time to process prior to payment of a particular dividend, then reinvestment of the designated dividends will commence with that dividend payment. Otherwise, participation will begin with the following dividend payment. Dividend Payment Dates (which are “investment dates” for reinvested dividends) normally are January 20, April 20, July 20 and October 20.

     An Eligible Shareholder may make an initial optional cash payment when enrolling by enclosing a check with the Enrollment Authorization Card. Optional cash payments also may be made at any time after a shareholder has returned a properly completed Enrollment Authorization Card to the Agent. Optional cash payments are invested weekly on Friday or, if such day is not a business day, on the next business day. (See Question 13 for information concerning the investment of optional cash payments.)

COSTS

8.   ARE THERE ANY COSTS TO PARTICIPANTS IN CONNECTION WITH PURCHASES AND SALES UNDER THE PLAN?

     If the shares for the Plan are purchased on the open market, Participants will be charged a brokerage commission of $.05 per share. In addition, whether or not shares are purchased on the market or directly from us, a fee of $1.50 is charged for optional cash investments. Participants that request the sale of any of their Plan shares must pay any related brokerage commissions and a $15 service fee per sale transaction. The Agent may effect open market purchases and sales of shares for the Plan through an affiliated broker-dealer which would receive a commission for effecting such transactions. We may change from time to time the amount of commissions and fees charged to Participants.

SOURCE OF SHARES

9.	WHAT IS THE SOURCE OF SHARES PURCHASED UNDER THE PLAN?

     We have the sole discretion to determine whether shares purchased under the Plan will come from the authorized and unissued shares of our common stock or shares purchased on the open market by the Agent for Participants. We will not change our determination as to the source of the shares more than once in any three month period. Any such change will be based on a determination by our Chief Financial Officer with respect to our capital needs or another compelling reason for a change.

PURCHASES

10.   WHAT WILL BE THE PRICE OF SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

     The price at which authorized and unissued shares of our common stock will be purchased from us will be the average of the high and low price per share paid on the last day on which our common stock was traded preceding the investment date as reported on the composite tape for New York Stock Exchange listed securities administered by the Consolidated Tape Association.

     The price at which shares of our common stock purchased by the Agent on the open market will be deemed to have been acquired will be the average price (including brokerage commissions) of all shares purchased by the Agent for Participants in the Plan for the relevant investment date. The Agent may purchase shares in the open market or in negotiated transactions as soon as practicable (but in no event more than 15 calendar days) after the applicable investment date, subject to any waiting periods under applicable securities laws or stock exchange regulations. Such purchases may be made on any securities exchange where our common stock is traded.

     The Agent may commingle Participants’ funds (dividends and optional cash payments) with those of others participating in the Plan and may offset purchase and sale orders for the same investment date. The Agent shall have no responsibility as to the market value of shares acquired for Participants’ accounts.

11.   HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED FOR PARTICIPANTS?

     Participants cannot request that a specific number of shares be purchased for their accounts. Each Participant’s account will be credited with the number of shares, including fractions computed to four decimal places, equal to the total amount invested by the Participant (less, in the case of optional cast investments, service fees and, in the case of open market purchases, the brokerage commissions) divided by the purchase price per share.

12.   WILL CERTIFICATES BE ISSUED TO PARTICIPANTS FOR SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

     SHARES PURCHASED UNDER THE PLAN WILL BE ISSUED IN BOOK ENTRY.

     Certificates for whole shares of our common stock purchased under the Plan will be issued upon written request to the Agent by utilizing the tear-off stub on the account statement. A Participant may also request certificates by contacting the Agent by telephone, toll free at 1-877-778-6786, and requesting a PIN. Once a Participant has received a PIN, the Participant may contact the Agent by telephone to request certificates. (See Question 18 for instructions on certificate issuance and Question 25 for information on termination of participation in the Plan.)

13.   WHEN WILL DIVIDENDS AND/OR OPTIONAL CASH PAYMENTS BE INVESTED?

     Dividends will be reinvested in additional shares of our common stock on the regular dividend payment dates (each, an “investment date”), or as soon as practicable thereafter. Our normal dividend payment dates are January 20, April 20, July 20 and October 20. Optional cash payments will be invested on the Friday of each week or, if such day is not a business day, on the next business day (also “investment dates”) or as soon as practicable thereafter. Shares purchased will be credited to a Participant’s account on each investment date or as soon as practicable thereafter. Optional cash payments received on or before 12:00 Noon Eastern Time the business day preceding a given investment date will be invested on that investment date. Optional cash payments received on or after a given investment date will be held by the Agent until the next investment date. We recommend that optional cash payments be sent so as to be received shortly before an investment date since no interest will be paid on cash held until an investment date. (See Questions 16 and 17 for information on when dividends will be paid on shares purchased with optional cash payments.)

OPTIONAL CASH PAYMENTS

14.	WHO IS ELIGIBLE TO MAKE OPTIONAL CASH PAYMENTS?

     Eligible Shareholders who are Participants in the Plan or who have submitted a properly completed Enrollment Authorization Card may make optional cash payments at any time.

     Eligible Shareholders may make an initial optional cash payment of not less than $50 per payment nor more than $100,000 total per calendar year when enrolling in the Plan by enclosing a check with the properly completed Enrollment Authorization Card. Checks should be made payable to The Bank of New York — Xcel Energy Plan and mailed with the Enrollment Authorization Card. Thereafter, optional cash payments may be made at any time by sending your personal check along with the tear-off portion of your account statement or transaction advice to the Agent.

     Once enrolled in the Plan, Participants who wish to make regular optional investments should contact the Agent to request an automatic monthly deduction form. This program provides the convenience of having monthly optional cash investments automatically deducted by electronic funds transfer (“EFT”), from your checking or savings account, at any qualified financial institution that participates in the automated clearing house. Deductions are made on the 25th of each month, or if such date is not a business day, the deduction will be made on the preceding business day. For each automated monthly investment, participants will incur a transaction fee of $1.50 plus a brokerage commission of $0.05 per share if shares are purchased on the open market. Such payments are subject to a minimum optional cash investment of $50.00 per transaction and a maximum annual investment of $100,000 per calendar year.

     Optional cash investments must be made either by EFT or check drawn on a U.S. Bank, in U.S. currency, payable to “The Bank of New York — Xcel Energy Plan.” To make a payment by check, mail the tear-off portion of your account statement along with your check to The Bank of New York using the address indicated in Question 3. Cash, third party checks, money orders, travelers checks and checks not drawn on a U.S. Bank or not in U.S. currency will not be accepted and will be returned to the sender.

     For optional cash investments, purchases are made at least once a week. Depending on the number of shares being purchased and current trading volume in the shares, purchases may be executed in multiple transactions and may be traded on more than one day.

     In the event that a participant’s optional cash investment check is returned unpaid for any reason, or a participant’s designated bank account for EFT does not have sufficient funds for his/her authorized monthly deduction, The Bank of New York will immediately remove from the participant’s account shares which were purchased in anticipation of the collection of such funds. These shares will be sold to recover any uncollected funds. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts, The Bank of New York reserves the right to sell such additional shares from any of the Participant’s accounts maintained by the Bank of New York as may be necessary to recover in full the uncollected balance.

     It is the responsibility of the Plan Participant to immediately notify The Bank of New York of any changes in EFT information as it relates to the Plan Participant’s authorized monthly deductions. Participants will be charged a fee of $20.00 for returned checks and/or failed EFT payments. The Bank of New York reserves the right to sell additional shares from any of the Participant’s accounts maintained by The Bank of New York as may be necessary to recover the service fee at the time the check and/or EFT is returned to The Bank of New York.

     Participants should be aware that the share price may fluctuate between the time your purchase request is received by The Bank of New York and the time purchase is made on the open market. The Bank of New York may, at its own discretion, accept written requests to revoke instructions.

REPORTS TO PARTICIPANTS

15.   WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

     Soon after investment of optional cash payments and/or dividends, Participants will receive a statement indicating the amount of dividends and optional cash payments, the purchase price, number of shares purchased and the total number of shares in their account. These statements are a Participant’s continuing record of the tax cost of the Participant’s purchases of our common stock under the Plan, and should be retained for income tax purposes until such time as the Participant has disposed of all such shares. Participants will also receive copies of our annual and quarterly reports to shareholders and proxy statements.

DIVIDENDS

16.   WILL PARTICIPANTS BE CREDITED WITH DIVIDENDS ON SHARES HELD IN THEIR ACCOUNTS UNDER THE PLAN?

     On the dividend payment date, the Agent will credit the dividends attributable to those outstanding shares held in the Plan for the Participant’s account as of the dividend record date, as well as the dividends attributable to those shares held by Participants as of the dividend record date for which authorization to reinvest in such dividends has been received by the Agent, and will reinvest such dividends, in the event of open market purchases, net of commissions. Shares purchased with reinvested dividends will be credited to the Participant’s account as soon as practicable after such purchase(s) are completed.

     Participants whose participation is limited to optional cash payments will receive dividend checks on those shares registered in their name. Dividends on all shares credited to their account under the Plan will be reinvested in additional shares of our common stock.

17.	HOW WILL DIVIDENDS ON PLAN SHARES BE HANDLED?

     Dividends on all shares credited to a Participant’s account in the Plan, including shares purchased with reinvested dividends or optional cash payments, will be reinvested in additional shares.

ISSUANCE OF CERTIFICATES

18.   HOW MAY A PARTICIPANT OBTAIN CERTIFICATES FOR SHARES PURCHASED UNDER THE PLAN?

     WE ENCOURAGE SHAREHOLDERS TO KEEP SHARES IN BOOK ENTRY. A Participant may obtain certificates for any number of whole shares in the Participant’s Plan account at any time by notifying the Agent to that effect in writing or by telephone (and providing his or her PIN). (See Question 12.) Certificates for whole shares of stock will be issued to the Participant, but in no event will certificates for fractional shares be issued. Any shares remaining in the Participant’s account will continue to be credited to that account, and dividends paid with respect thereto may be reinvested in additional shares, until participation in the Plan is terminated. (See Question 25 for information on termination of participation and liquidation of fractional shares.) If only fractional shares remain in a Participant’s account after certificates are issued, the account will be terminated and a check will be sent to the Participant for the fractional shares at fair market value. (See Question 29.)

SAFEKEEPING SERVICE

19.   CAN PARTICIPANTS DEPOSIT THEIR REGISTERED SHARES WITH THE PLAN?

     A Participant may deposit any of our common stock certificates in his or her possession and registered in his or her name with the Agent for safekeeping. Shares deposited for safekeeping will be transferred into the name of the Agent, as agent for Participants in the Plan, and credited to the Participant’s account under the Plan. Thereafter, the shares will be treated in the same manner as shares purchased through the Plan. This service eliminates the need for safekeeping by the Participant to protect against loss, theft or destruction of stock certificates with respect to the shares credited to the Participant’s account. Dividends on all Plan shares held for a Participant by the Agent will be reinvested.

20.   WHAT ARE THE ADVANTAGES OF USING THE DEPOSITARY SERVICE OF THE PLAN?

     The Plan’s depositary service for the safekeeping of stock certificates offers two significant advantages. First, the risk associated with loss of stock certificates is eliminated. If a stock certificate is lost, stolen or destroyed, no transfer or sale of the shares may take place until a replacement certificate is obtained. This procedure is not always simple and usually results in costs and paperwork to the shareholder, to us and to our transfer agent. Second, because shares deposited with the Plan for safekeeping are treated in the same manner as shares purchased through the Plan, they may be sold through the Plan in a convenient and efficient manner.

HOW TO SELL OR TRANSFER SHARES

21.   HOW MAY PARTICIPANTS SELL THE COMMON STOCK UNDER THE PLAN?

     Participants may request that the Agent sell any or all of the shares held for the Participant by submitting the tear-off stub on the account statement or by calling the Agent and providing the Participant’s PIN. (See Question 12.) The Agent will aggregate all shares for which requests to sell were received from Participants and then will complete the sale of such shares in the open market. Shares are sold daily. The Participant will receive the proceeds of the sale less a service fee of $15.00 per sale transaction and any brokerage commission as soon as practicable after the settlement date for the applicable sale.

22.   MAY A PARTICIPANT TRANSFER ALL OR A PART OF THE PARTICIPANT’S PLAN SHARES TO ANOTHER PERSON?

     Yes. If a Participant wishes to transfer ownership of all or part of the shares of common stock in his or her account through gift, private sale or otherwise, the Participant may effect a transfer by mailing to the Agent at the address in Question 3 a properly executed stock assignment along with a letter giving specific instructions regarding the transfer and both an Enrollment Authorization Card and a Form W-9 (Certification of Taxpayer Identification Number) completed by the transferee. Requests for transfer of such shares are subject to the same requirements as the transfer of common stock certificates, including the requirement of a Medallion signature guarantee on the stock assignment. Brokerage firms and banks generally can provide the Medallion signature guarantee. The Agent will provide the appropriate forms upon request. Any shares so transferred will be withdrawn from the Participant’s account, and the Participant’s account statement will show the number of shares withdrawn.

     A Participant may also transfer all or a portion of the shares of common stock in his or her Plan account into an account established for another person within the Plan. In order to effect such a “book-to-book” transfer, the transferee must complete an Enrollment Authorization Card to open a new account within the Plan. (See Question 5.) The Enrollment Authorization Card should be sent to the Agent along with a written request to effect the “book-to-book” transfer indicating the number of shares to be transferred to the new account. The written request must be signed by all Participants listed on a current Plan account, with a Medallion guarantee of their signatures. Unless otherwise indicated in the Enrollment Authorization Card, the new account will provide for “Full Dividend Reinvestment.” (See Question 6.) A Participant may contact the Agent at 1-877-778-6786 to obtain additional information and required forms to effect a “book-to-book” transfer.

23.   WHEN SHARES IN THE PLAN ARE TRANSFERRED TO ANOTHER PERSON WHO WISHES TO BECOME A PARTICIPANT IN THE PLAN, WILL THE AGENT ISSUE A STOCK CERTIFICATE TO THE TRANSFEREE?

     No. The Agent will retain such shares in book entry. An account in the Plan will be opened in the name of the person to whom such shares are transferred, although a signed Enrollment Authorization Card will be required before the transfer can be effected.

24.	HOW WILL A TRANSFEREE BE ADVISED OF THE TRANSFER?

     After the transfer has been made, a transferee of shares from a Participant will receive a statement showing the number of shares transferred to and held in the transferee’s Plan account.

TERMINATION BY A PARTICIPANT

25.	HOW DOES A PARTICIPANT TERMINATE PARTICIPATION IN THE PLAN?

     A Participant may terminate participation in the Plan prior to any dividend payment date by giving written notice of termination, signed by all persons for whom the account is carried, to the Agent or by calling the Agent and providing his or her PIN. (See Question 12.) Any notice received too late to process before the payment date will not become effective until after dividends paid on such payment date have been credited to the Participant’s account and invested as provided in the Plan. After termination, all dividends will be paid to the Participant in cash.

     Upon termination of participation in the Plan, unless the Participant has requested on the Plan termination notice that some or all Plan shares be sold, the Agent will send you a certificate representing the number of full shares in your Plan account and a check in the amount of the market value of any fractional share.

OTHER INFORMATION

26.   WHAT HAPPENS IF XCEL ENERGY INC. ISSUES A STOCK DIVIDEND OR DECLARES A STOCK SPLIT?

     Any stock dividend or shares resulting from stock splits with respect to shares, both full and fractional, credited to Participants’ accounts will be added to their accounts. Stock dividends or stock splits distributed on shares of our common stock registered in the name of the Participant will be mailed directly to the Participant in the same manner as to shareholders who are not participating in the Plan.

27.   HOW WILL A PARTICIPANT’S PLAN SHARES BE VOTED AT A MEETING OF SHAREHOLDERS?

     All shares credited to an account under the Plan will be voted as directed. If on the record date for a meeting of shareholders there are shares credited to an account under the Plan, proxy material will be sent for such meeting. When an executed proxy is returned in a timely manner, it will be voted with respect to all shares credited to the Participant’s account under the Plan (including any fractional share). Participants may instead vote all of such shares in person at the shareholders’ meeting.

28.	WHAT IS OUR RESPONSIBILITY UNDER THE PLAN?

     Neither we nor the Agent administering the Plan will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receiving notice of death.

     The Participant should recognize that neither we nor the Agent can provide any assurance of a profit or protection against loss on any shares purchased under the Plan.

29.	MAY THE PLAN BE CHANGED OR DISCONTINUED?

     At our direction, the Agent may terminate a Participant’s participation in the Plan if the Participant does not own at least one full share in his or her name or held through the Plan. We also reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. If a Participant’s participation in the Plan is terminated, the Participant will receive certificates for all full Plan shares and a check in the amount of the market value of any fractional Plan share.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a brief summary of certain U.S. federal income tax consequences of participation in the Plan. It is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to address all of the tax consequences that may be relevant to a Participant in light of the Participant’s particular circumstances or to Participants that are subject to special rules. Participants are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of participation in the Plan.

     REINVESTED CASH DIVIDENDS. Dividends, even though reinvested and not actually received by a Participant, are taxable just as though they had been received by the Participant. With respect to reinvested dividends used to purchase shares of common stock on the open market, a Participant will be treated for U.S. Federal income tax purposes as having received a distribution in an amount equal to the cash dividend used to purchase those shares (including the Participant’s allocable portion of the brokerage commissions). With respect to reinvested dividends used to purchase shares directly from us, a Participant will be treated for U.S. Federal income tax purposes as having received a distribution equal in amount to the fair market value of the purchased shares on the dividend payment date, including fractional shares. These distributions will be treated as dividend income to a Participant to the extent of our current and accumulated earnings and profits, as determined for Federal income tax purposes, and will be reported on the Participant’s year-end Form 1099-DIV. Shares of common stock acquired with reinvested dividends will have a tax basis equal to the amount paid for the shares, including any brokerage commissions treated as dividend income to a Participant.

     OPTIONAL CASH INVESTMENTS. A Participant who purchases shares of common stock with voluntary cash payments will not recognize any taxable income upon such purchase. The tax basis of such shares will be the amount of the voluntary cash payment.

     RECEIPT OF CERTIFICATES. A Participant will not realize any taxable income when the Participant receives certificates for whole shares credited to the Participant’s account under the Plan, either upon request for certificates, or upon termination of participation or termination of the Plan by us.

     SALE OF SHARES. A Participant will generally recognize gain or loss when shares of common stock acquired under the Plan (including fractions of share) are sold by the Agent at the Participant’s request or are sold after withdrawal from or termination of the Plan. Thus, a Participant who receives, upon termination of participation or termination of the Plan by us, a cash adjustment for a fraction of a share credited to the Participant’s account may realize a gain or loss with respect to such fraction. The amount of such gain or loss will be the difference between the amount which the Participant receives for the shares (or fraction of a share) and the Participant’s tax basis therein. A Participant’s holding period for shares of common stock acquired pursuant to the Plan generally begins on the day following the date the shares are credited to the Participant’s account.

     STATEMENTS. Each statement of account will show the amount of dividends paid and reinvested, shares purchased, as well as the price per share to be used in determining the cost basis of the common stock purchased with reinvested dividends and/or cash payments pursuant to the stock purchase provision of the Plan.

USE OF PROCEEDS

     We have no basis for estimating the number of shares of our common stock that ultimately will be purchased from us pursuant to the Plan or the prices at which such shares will be sold. The net proceeds from the sale of any shares of authorized and unissued stock sold pursuant to the Plan will be added to our general funds and used for general corporate purposes. We will receive no proceeds from shares purchased on the open market pursuant to the Plan.

LIABILITY

     The Bank of New York will not be liable for any losses or liability howsoever incurred by Participants arising from, related to or in connection with the administration of the Plan or The Bank of New York’s actions or non-actions with respect to the Plan (including by way of example and not by way of limitation any losses or claim of liability arising from (i) the failure to terminate a Participant’s account, sell shares in the Plan or invest optional cash investments or dividends without prior receipt of proper documentation and instructions; (ii) the prices at which shares are purchased or sold for the Participant’s account, the timing of such purchases and sales, and the fluctuation of prices of shares (a) between the receipt of cash or dividends for investment and such investment, (b) between the receipt of instructions to sell and such sale and (c) after the purchase and sale of shares, and (iii) the transfer of shares from Participants account to a broker pursuant to the Profile Program of The Depositary Trust Company) except for such losses and liabilities caused by the negligence or willful misconduct of The Bank of New York; and Participant shall indemnify and hold harmless The Bank of New York from all losses and liabilities incurred by the Bank of New York (including losses and liabilities arising from disputes with Participant) other than those caused by The Bank of New York’s negligence and willful misconduct. In no event shall The Bank of New York be liable for special, consequential or punitive damages or losses due to forces beyond its control (including by way of example and not by way of limitation strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services).

     These terms and Conditions and the administration of the Plan and The Bank of New York’s duties and responsibilities under the Plan shall be governed by the substantive laws (and not the choice of law rules) of the State of New York; all proceedings relating to the Plan shall be brought by Participant only in courts located in the City of New York; and Participants waive their right to trial by jury.

     The Bank of New York reserves the right to modify the Plan including the right to terminate the Plan upon notice to Plan Participants. In addition, The Bank of New York reserves the right to interpret and regulate the Plan as it deems necessary or desirable in connection with its operation.

     Shares are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by, The Bank of New York, and are subject to investment risks, including possible loss of principal amount invested. The Bank of New York and Xcel Energy Inc. provide no advice and make no recommendations with respect to purchasing or selling shares of Xcel Energy Inc. Any decision to purchase or sell must be made by each individual Plan Participant based on his or her own research and judgment. Nothing herein shall be deemed to constitute an offer to sell or a solicitation to buy share(s) of Xcel Energy Inc.

EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 27, 2004, (which expresses an unqualified opinion based on their audits and as it relates to 2002 and 2001, the report of other auditors, and includes emphasis of a matter paragraphs relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002, SFAS No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003, and Derivatives Implementation Group Issue No. C20, Scope Exceptions: Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature, effective October 1, 2003) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of NRG Energy, Inc. and subsidiaries, not presented separately herein, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report incorporated herein by reference, which report contains an explanatory paragraph relating to the ability of NRG Energy, Inc. to continue as a going concern as described in Note 1 to the consolidated financial statements of NRG Energy, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, and relating to the adoption of Statements of Financial Accounting Standard No.’s 133, 142 and 144; and is given on the authority of PricewaterhouseCoopers LLP as expert in auditing and accounting.

LEGAL OPINION

     A legal opinion in connection with shares issued under the Plan will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota. Mr. Johnson is our Vice President and General Counsel and is the beneficial owner of approximately 150,000 shares of our common stock.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in the Restated Articles of Incorporation, as amended, Article 4 of our Bylaws contains provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. Our Restated Articles of Incorporation also contain provisions limiting the liability of our company’s directors in certain instances.

     We have obtained insurance policies indemnifying our company and our company’s directors and officers against certain civil liabilities and related expenses.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such information is against public policy as expressed in the Act is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

• our Annual Report on Form 10-K for the year ended December 31, 2003;

• our Quarterly Reports on Form 10-Q for the periods ended March 31, 2004 and June 30, 2004;

• our Current Reports on Form 8-K filed with the SEC on January 14, 2004, January 28, 2004, February 11, 2004, March 1, 2004, March 24, 2004, April 28, 2004, May 14, 2004, June 14, 2004, June 16, 2004, July 28, 2004 and September 2, 2004;

• Exhibit 99.01 to our Form 8-K filed with the SEC on March 13, 2002 which contains a description of our common stock; and

• our Form 8-A filed with the SEC on January 5, 2001 which contains a description of the rights to purchase common stock which accompany each share of common stock pursuant to the Stockholder Protection Rights Agreement dated as of December 13, 2000 by and between us and Wells Fargo Bank Minnesota, N.A.

and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement or until we sell all of the securities.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 330-5500

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements”. When we use words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “object”, “outlook”, “plan”, “project”, “possible”, “potential”, “should”, or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

• general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms;

• business conditions in the energy industry;

• actions of credit agencies;

• competitive factors, including the extent and timing of the entry of additional competition in the markets served by us and our subsidiaries;

• unusual weather;

• effects of geopolitical events, including war and acts of terrorism;

• state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on asset operations or ownership;

• structures that affect the speed and degree to which competition enters the electric and gas markets;

• the higher risk associated with our nonregulated businesses compared with our regulated businesses;

• risks associated with the California power market;

• costs and other effects of legal and administrative proceedings, settlements, investigations and claims, and

• the other risk factors discussed under “Risk Factors” or listed from time to time by us in reports filed with the SEC.

     You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business”, “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2003 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “WHERE YOU CAN FIND MORE INFORMATION”.

     We undertake no obligation to publicly update or review any forward looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

Xcel Energy Inc.

Dividend Reinvestment and

Cash Payment Plan

PROSPECTUS

September 15, 2004